UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Twitter, Inc.

(Name of Issuer)

Common Stock, $0. 000005 par value per share

(Title of Class of Securities)

90184L 102

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90184L 102

1.	Names of Reporting Persons. Evan Clark Williams
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 47,593,067 (See Item 4(a) below)
	6.	Shared Voting Power 8,102,816 (See Item 4(a) below)
	7.	Sole Dispositive Power 47,593,067 (See Item 4(a) below)
	8.	Shared Dispositive Power 8,102,816 (See Item 4(a) below)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,695,883 (See Item 4(a) below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.8%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 90184L 102

1.	Names of Reporting Persons. Obvious, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 44,266,994 (See Item 4(a) below)
	6.	Shared Voting Power 0 (See Item 4(a) below)
	7.	Sole Dispositive Power 44,266,994 (See Item 4(a) below)
	8.	Shared Dispositive Power 0 (See Item 4(a) below)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,266,994 (See Item 4(a) below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.8%
12.	Type of Reporting Person (See Instructions) OO

Item 1.

(a)	Name of Issuer:

Twitter, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1355 Market Street, Suite 900

San Francisco, CA 94103

Item 2.

(a)	Name of Person Filing:

The reporting persons are:

Evan Clark Williams

Obvious, LLC

(b)	Address of Principal Business Office or, if none, Residence:

The address of each of the reporting persons is:

c/o Twitter, Inc., 1355 Market Street, Suite 600, San Francisco, CA 94103

(c)	Citizenship:

Evan Clark Williams is a U.S. citizen

Obvious, LLC is a Delaware limited liability company

(d)	Title of Class of Securities:

Common Stock, $0.000005 par value per share

(e)	CUSIP Number:

90184L 102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Evan Clark Williams: As of December 31, 2013, (i) 3,326,073 shares of Common Stock were held of record by Mr. Williams, (ii) 44,266,994 shares of Common Stock were held of record by Obvious, LLC, for which Mr. Williams serves as the sole member, (iii) 564,058 shares of Common Stock were held of record by the Green Monster Trust dated November 7, 2012, for which the Goldman Sachs Trust Company serves as trustee, (iv) 19,314 shares of Common Stock were held of record by Mr. Williams’ spouse, and (v) 7,519,444 shares of Common Stock were held of record by The Family Trust under the Williams 2010 Qualified Annuity Trust 1 dated August 31, 2010, for which Mr. Williams’ spouse serves as trustee.

Obvious, LLC: As of December 31, 2013, 44,266,994 shares of Common Stock were held of record by Obvious, LLC.

(b)	Percent of class:

Evan Clark Williams: 9.8%

Obvious, LLC: 7.8%

The ownership percentages above are calculated based on 569,921,608 shares of Common Stock outstanding as of December 31, 2013, as reported by the issuer to the reporting persons.

(c)	Number of shares as to which the person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
Evan Clark Williams	47,593,067	8,102,816	47,593,067	8,102,816
Obvious, LLC	44,266,994	0	44,266,994	0

(i)	Sole power to vote or to direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATED: February 13, 2014

/s/ Evan Clark Williams
Evan Clark Williams
OBVIOUS, LLC
/s/ Evan Clark Williams
Evan Clark Williams Managing Member